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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MARLIN BUSINESS SERVICES CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
571157 10 6
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No.	571157 10 6	13G	Page	2	of	6	Pages
Amendment No. 3

1	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wisconsin

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		447,350

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		447,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	447,350

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC

CUSIP No.	571157 10 6	13G	Page	3	of	6	Pages
Amendment No. 3
Item 1
(a)	Name of Issuer: Marlin Business Services Corp.

(b)	Address of Issuer’s Principal Executive Offices: 300 Fellowship Road, Mount Laurel, NJ 08054

Item	2
(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 571157 10 6

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☒ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in ,accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP No.	571157 10 6	13G	Page	4	of	6	Pages
Amendment No. 3
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4	Ownership
          (a) Amount Beneficially Owned: 447,350 shares. Of such amount, 67,400 shares are owned directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares as follows: (i) 5,300 shares are owned by the Asset Allocation Portfolio, 38,600 shares are owned by the Balanced Portfolio, and 282,820 shares are owned by the Small Cap Aggressive Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc. (“Series Fund”), an affiliate of Northwestern Mutual and a registered investment company; (ii) 25,200 shares are owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”); (iii) 24,930 shares are owned by the American Century-Mason Street Small Cap Growth Fund of American Century Mutual Funds, Inc. (“ACMF”), an affiliate of Northwestern Mutual and a registered investment company; (iv) 1,000 shares are owned by Northwestern Long Term Care Insurance Company (“Long Term Care”), a wholly owned subsidiary of Northwestern Mutual; and (v) 2,100 shares are owned by Northwestern Mutual Life Foundation, Inc. (the “Foundation”), the charitable arm of Northwestern Mutual. Mason Street Advisors, LLC, a wholly owned company of Northwestern Mutual and a registered investment advisor, serves as an investment advisor to Northwestern Mutual, Series Fund, GASA, Long Term Care and the Foundation, and a sub-advisor to the Small Cap Growth Fund of ACMF, and it shares voting and investment power with respect to all of the aforementioned holdings. Mason Street Advisors, LLC’s principal place of business is 720 East Wisconsin Avenue,

CUSIP No.	571157 10 6	13G	Page	5	of	6	Pages
Amendment No. 3
Milwaukee, Wisconsin, 53202. It is organized under Delaware law.
(b)	Percent of Class: 3.6%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 447,350

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 447,350

Item 5	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and

CUSIP No.	571157 10 6	13G	Page	6	of	6	Pages
Amendment No. 3
were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 7, 2008

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Robert J. Berdan
Robert J. Berdan
Vice President, General Counsel and Secretary